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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. _______)*

                            Premier Classic Art, Inc.
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                                (Name of Issuer)

                          Common Stock; $.001 par value
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                         (Title of Class of Securities)

                                   74047F 10 6
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                                 (CUSIP Number)

 John B. Torkelsen, Acorn Technology Fund, L.P., 6175 Saw Mill Road, New Hope,
                                    PA 18938
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.       74047F 10 6
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1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

           Acorn Technology Fund, L.P.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)        OO
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization      New Jersey
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Number of      7.  Sole Voting Power    5,460,000
Shares
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Beneficially   8.  Shared Voting Power           0
Owned by
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Each           9.  Sole Dispositive Power     5,460,000
Reporting
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Person With    10. Shared Dispositive Power         0

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person    5,460,000

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).

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13.   Percent of Class Represented by Amount in Row (11)                 13.07%
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14.   Type of Reporting Person (See Instructions)
                   PN
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ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock") of Premier Classic Art, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1158 Staffler Road, Bridgewater, NJ 08807.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Acorn Technology Fund, L.P. ("Acorn"), a New Jersey limited partnership, whose principal office is located at 6175 Saw Mill Road, New Hope, PA 18938. Acorn is a small business investment company. Acorn has neither been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Acorn Technology Partners, LLC ("Acorn LLC"), a New Jersey limited liability company, is Acorn's general partner. Acorn LLC's principal business is to serve as Acorn's general partner, and its principal office is located at 6175 Saw Mill Road, New Hope, PA 18938. Acorn LLC has neither been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     John B. Torkelsen ("Mr. Torkelsen"), a U.S. citizen, controls Acorn LLC through his position as its Manager. His principal occupation is investment banking and financial consulting, and his business address is 6175 Saw Mill Road, New Hope, PA 18938. Mr. Torkelsen has neither been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The Issuer, Parentech, Inc. ("Parentech") and Premier Classic
Acquisition Corporation (the "Issuer Sub") entered into an Agreement and Plan of Merger and Reorganization pursuant to which Issuer Sub merged with and into Parentech (the "Merger"). As a result of the Merger, which was effective as of November 6, 2002, each share of Parentech common and preferred stock was converted into the right to receive 1 1/2 shares


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of Issuer Common Stock. Acorn previously held shares of common and preferred stock of Parentech, and acquired 5,460,000 shares of Issuer Common Stock as a result of the Merger.

ITEM 4.  PURPOSE OF TRANSACTION

     See Item 3 above. Currently, Acorn has no additional plans or proposals of the type referred to in paragraphs (a)-(j).

ITEM 5. INTERESTS IN SECURITIES OF ISSUER

(a) Acorn holds 5,460,000 shares of Issuer Common Stock, which represents 13.07% of the issued and outstanding shares of Issuer Common Stock following the Merger. Acorn LLC and Mr. Torkelsen, in their capacities as general partner of Acorn and Manager of Acorn LLC, respectively, may also be deemed to be the beneficial owners of such shares.

(b) Acorn has sole power to vote and dispose of 5,460,000 shares of Issuer Common Stock. Neither Acorn LLC nor Mr. Torkelsen has the power to vote or dispose of any shares of Issuer Common Stock, other than in their capacities as general partner of Acorn and Manager of Acorn LLC, respectively.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 Form of Agreement and Plan of Merger and Reorganization dated as of November 1, 2002, among Parentech, Inc., Premier Classic Art, Inc., and Premier Classic Acquisition Corporation
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date: November 15, 2002

                             ACORN TECHNOLOGY FUND, L.P.
                             By: Acorn Technology Partners, LLC
                                 General Partner

                                           By: /s/  Leif A. Torkelsen
                                               ---------------------------
                                               Name: Leif A. Torkelsen
                                               Title:  Vice President
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                                  EXHIBIT INDEX

Exhibit 1 Form of Agreement and Plan of Merger and Reorganization dated as of November 1, 2002, among Parentech, Inc., Premier Classic Art, Inc., and Premier Classic Acquisition Corporation